SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

HILAND HOLDINGS GP, LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
43129M 10 7
(CUSIP Number)
Matthew S. Harrison
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701
Tel: (580) 242-6040
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Harold Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		59,600 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,481,350 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		59,600 Common Units

WITH	10	SHARED DISPOSITIVE POWER

8,481,350 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,540,950 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

39.5%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Continental Gas Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,481,350 Common Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

8,481,350 Common Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,481,350 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

39.3%

14	TYPE OF REPORTING PERSON*

CO
*SEE INSTRUCTIONS

CUSIP No.	43129M 10 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bert Mackie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,597,102 Common Units

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,597,102 Common Units

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,597,102 Common Units(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

21.3%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS
(1) Consists of 2,757,390 Common Units and 1,839,712 Common Units held by the Harold Hamm DST Trust and the Harold Hamm HJ Trust, respectively. Mr. Mackie serves as trustee for each of the trusts and has sole voting power and dispositive power with respect to the Common Units owned by each of them. Mr. Mackie disclaims any pecuniary interest in such Common Units.

EXPLANATORY NOTE
     This statement on Schedule 13D (this “Schedule 13D”), among other things, amends and supplements (i) the Schedule 13D originally filed by Harold Hamm on October 5, 2006, as amended by Amendment No. 1 thereto on January 15, 2009 (the “Hamm Schedule 13D”), and (ii) the Schedule 13D originally filed by Bert Mackie, the trustee of the Harold Hamm DST Trust and the Harold Hamm HJ Trust (together, the “Trusts”), on October 5, 2006, as amended by Amendment No. 1 thereto on January 15, 2009 (the “Mackie Schedule 13D”), relating to the common units (the “Common Units”) representing limited partner interests of Hiland Holdings GP, LP (the “Issuer”). Unless set forth below, all previous Items of the Hamm Schedule 13D and the Mackie Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.
     On January 15, 2009, Mr. Hamm delivered a letter to the board of directors (the “Board”) of Hiland Partners GP Holdings, LLC, the general partner of the Issuer (“Holdings GP”), setting forth a proposal by which Mr. Hamm, together with Mr. Mackie and Continental Gas Holdings, Inc. (“Continental Gas” and collectively with Mr. Hamm and Mr. Mackie, the “Reporting Persons”) would acquire all of the outstanding Common Units of the Issuer not owned by Mr. Hamm, Mr. Hamm’s affiliates or the Trusts at a cash purchase price of $3.20 per Common Unit.
     As a result of such proposal, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, the Reporting Persons may be deemed to beneficially own any Common Units of the Issuer that may be beneficially owned by such other persons.
Item 1. Security and Issuer.
This Item 1 shall be deemed to amend and restate Item 1 of each of the Hamm Schedule 13D and the Mackie Schedule 13D in its entirety:
     This Schedule 13D relates to Common Units representing limited partner interests of Hiland Holdings GP, LP. The principal executive offices of the Issuer are located at 205 West Maple, Suite 1100, Enid, Oklahoma 73701.
Item 2. Identity and Background.
This Item 2 shall be deemed to amend and restate Item 2 of each of the Hamm Schedule 13D and the Mackie Schedule 13D in its entirety:
(a)-(c) (i)	Harold Hamm 302 North Independence Enid, Oklahoma 73701

Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc., the Chairman of the Board of Directors of each of Holdings GP, the general partner of the Issuer, and Hiland

Partners GP, LLC (“Hiland GP”), the general partner of Hiland Partners, LP (“Hiland”).

(ii)	Continental Gas Holdings, Inc., a Delaware corporation with its principal office located at 302 North Independence, Enid, Oklahoma 73701, is principally engaged in the business of owning limited partner interests in the Issuer.

(iii)	Bert Mackie 201 West Broadway Enid, Oklahoma 73701

Officer of Security National Bank. Mr. Mackie serves as trustee for each of the Trusts and has sole voting power and dispositive power with respect to the Common Units owned of record by each of them. Mr. Mackie disclaims any pecuniary interest in such Common Units.
     (d) None of the persons or entity identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the persons or entity identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     (f) Each of the natural persons identified in this Item 2 is a United States citizen.
     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the board of directors of, and each person controlling, Continental Gas, as applicable, required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated herein by reference. With the exception of Mr. Hamm who is identified herein as a Reporting Person, such persons listed on Schedule 1 are collectively referred to herein as the “Listed Persons”. To Continental Gas’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
This Item 3 shall be deemed to amend and supplement Item 3 of each of the Hamm Schedule 13D and the Mackie Schedule 13D:
     In connection with the Transaction described in Item 4 of this Schedule 13D (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that it will require a combination of approximately $27.1 million in funds by the Reporting Persons and the continued holding of 13,138,052 Common Units that are currently beneficially owned by the Reporting Persons to consummate the Transaction and pay related fees and expenses. The funds will be provided in the form of new equity investments from the personal funds of Mr. Hamm and the other assets of the Trusts. Mr. Hamm shall also continue to hold the 59,600 Common Units that he directly beneficially owns and cause Continental Gas to, and Continental Gas shall, continue to hold the 8,481,350 Common Units that it directly beneficially owns in the acquisition. And Mr. Mackie shall cause the Trusts to continue to hold their 4,597,102 Common Units in the acquisition. Based on the proposed purchase price of $3.20 per Common Unit, the Reporting Persons estimate the aggregate value of the continued holding of Common Units by the Reporting Persons to be approximately $42.0 million.
Item 4. Purpose of Transaction.
This Item 4 shall be deemed to amend and supplement Item 4 of each of the Hamm Schedule 13D and the Mackie Schedule 13D:
     On January 15, 2009, Mr. Hamm delivered to the Board the letter attached as Exhibit 99.2, which letter is incorporated into this Item 4 by reference. The summary set forth below of such letter is qualified in its entirety by reference thereto. In the letter, Mr. Hamm set forth a proposal by which the Reporting Persons would acquire all of the outstanding Common Units of the Issuer not owned by Mr. Hamm, Mr. Hamm’s affiliates or the Trusts at a cash purchase price of $3.20 per Common Unit (the “Transaction”). The Reporting Persons contemplate that the Transaction would be effected through a merger of the Issuer with a new acquisition vehicle to be formed by Mr. Hamm and the Trusts. Except as otherwise provided herein, with respect to the Transaction or any matters related thereto, the Reporting Persons’ intent is to be holders and/or purchasers, as the case may be, of Common Units that the Reporting Persons do not already own and not sellers of Common Units the Reporting Persons own.
     Mr. Hamm concurrently delivered a letter to the board of directors of Hiland GP, the general partner of Hiland, proposing that the Reporting Persons and certain of their respective affiliates and certain management members acquire all of the outstanding common units of Hiland that they do not already own at a cash purchase price of $9.50 per common unit (the “Hiland Transaction”).
     No debt financing will be required to consummate either the Transaction or the Hiland Transaction, and neither closing will be conditioned on obtaining financing. Execution of a definitive merger agreement for the Transaction will be conditioned on the execution of a definitive merger agreement for the Hiland Transaction, and closing of the Transaction will likewise be conditioned on the closing of the Hiland Transaction, as well as customary conditions for transactions of this type. The Reporting Persons also expect that both transactions will be subject to the approval of a majority of the public unitholders of each partnership.
     The foregoing is a summary of the Reporting Persons’ current proposal with respect to the Transaction and should not be construed as an offer to purchase any Common Units.
     A proxy statement will be distributed to holders of Common Units of the Issuer (the “Unitholders”), if and when mutually satisfactory definitive documentation is entered into by the appropriate parties. Unitholders should read the Issuer’s proxy statement and other relevant documents regarding the Transaction filed with the SEC when they become available because they will contain important information relevant to the decision whether to approve the proposed merger. Unitholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or their respective affiliates with respect to the Transaction, free of charge at the SEC’s web site, www.sec.gov.
     The board of directors of each of Holdings GP, the general partner of the Issuer, and Hiland GP, the general partner of Hiland, has announced that it anticipates that their respective conflicts committees will consider the proposals. In reviewing the proposals, each conflicts committee is expected to retain its own financial advisers and legal counsel to assist in its work.
     The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.
     Except as described herein, the Reporting Persons have not formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
This Item 5 shall be deemed to amend and restate Item 5 of each of the Hamm Schedule 13D and the Mackie Schedule 13D in its entirety:
(a)-(b)	(i)	Mr. Hamm directly beneficially owns 59,600 Common Units, or 0.2% of the Common Units outstanding. Mr. Hamm has sole voting and dispositive power with respect to such Common Units. Mr. Hamm also indirectly beneficially owns 8,481,350 Common Units, or 39.3% of the Common Units outstanding. Mr. Hamm has shared voting and dispositive power with respect to such Common Units with Continental Gas. In the aggregate, Mr. Hamm beneficially owns 8,540,950 Common Units, or 39.5% of the Common Units outstanding.
(ii)	Continental Gas directly beneficially owns 8,481,350 Common Units, or 39.3% of the Common Units outstanding. Continental Gas has shared voting and dispositive power with respect to all of such Common Units with Mr. Hamm.

(iii)	Mr. Mackie indirectly beneficially owns 4,597,102 Common Units, or 21.3% of the Common Units outstanding. As trustee of each of the Trusts who are the record owners of such Common Units, Mr. Mackie has sole voting and dispositive power with respect to all of such Common Units. Mr. Mackie disclaims any pecuniary interest in such Common Units.

(iv)	Please see the information in Schedule 1 for the aggregate number and percentage of common units beneficially owned by the Listed Persons.
(c)	None.

(d)	As trustee of each of the Trusts, Mr. Mackie is the indirect beneficial owner of 2,757,390 Common Units and 1,839,712 Common Units owned of record by the Harold Hamm DST Trust and the Harold Hamm HJ Trust, respectively. The Trusts have the right to receive any cash distributions made in respect of, or the proceeds from any sale of, such Common Units indirectly beneficially owned by Mr. Mackie.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 shall be deemed to amend and supplement Item 6 of each of the Hamm Schedule 13D and the Mackie Schedule 13D:
     The information set forth in response to this Item 6 is qualified in its entirety by reference to the letter proposing the Transaction attached as Exhibit 99.2, which is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.
This Item 7 shall be deemed to amend and supplement Item 7 of each of the Hamm Schedule 13D and the Mackie Schedule 13D:
Exhibit 99.1	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2	Letter from Harold Hamm to Board of Directors of Hiland Partners GP Holdings, LLC, dated January 15, 2009.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	/s/ Harold Hamm
Harold Hamm

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	CONTINENTAL GAS HOLDINGS, INC.
	By:	/s/ Harold Hamm
		Name:	Harold Hamm
		Title:	Sole Director

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 15, 2009	/s/ Bert Mackie
Bert Mackie

SCHEDULE 1
Board of Directors and Executive Officers of Continental Gas Holdings, Inc.

	Principal Business /		Principal
	Principal Office		Occupation /	Amount of Common Units
Name	Address	Position	Employment	Beneficially Owned	Percent of Class

Harold Hamm	302 North Independence Enid, Oklahoma 73701	Sole Director	Chief Executive Officer and Chairman of the Board of Directors of Continental Resources, Inc.; Chairman of the Board of Directors of each of Holdings GP and Hiland GP	8,540,950	39.5%

Joseph L. Griffin	205 West Maple Suite 1100 Enid, Oklahoma 73701	Chief Executive Officer and President	Chief Executive Officer, President and Director of each of Holdings GP and Hiland GP	0	0%

Matthew S. Harrison	205 West Maple Suite 1100 Enid, Oklahoma 73701	Chief Financial Officer, Vice President-Finance and Secretary	Chief Financial Officer, Vice President-Finance, Secretary and Director of each of Holdings GP and Hiland GP	0	0%

EXHIBIT INDEX
Exhibit 99.1	Joint Filing Agreement, dated January 15, 2009.

Exhibit 99.2	Letter from Harold Hamm to Board of Directors of Hiland Partners GP Holdings, LLC, dated January 15, 2009.